SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of Registrant:  American Outdoor Brands Company

Name of persons relying on exemption:

a.	Sisters of the Holy Names of Jesus and Mary, U.S.-Ontario Province
b.	Catholic Health Initiatives
c.	Congregation of St. Joseph
d.	Daughters of Charity, Province of St Louise
e.	Sisters of Bon Secours, USA
f.	Sisters of Providence, Mother Joseph Province
g.	Sisters of St. Joseph of Carondelet - St. Louis Province
h.	Sisters of the Holy Cross
i.	Unitarian Universalist Congregation at Shelter Rock

Addresses of persons relying on exemption:  Intercommunity Peace & Justice Center, Northwest Coalition for Responsible Investment, 1216 NE 65th St, Seattle, Washington, 98115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

September 9, 2019

Dear AOBC Shareholder,

We urge you to vote FOR Proposal 4 on American Outdoor Brands Corp’s (“AOBC’s” or the “Company’s”) proxy card at AOBC’s annual shareholder meeting on September 24, 2019. Proposal 4 is a shareholder proposal (the “Proposal”), which was submitted by the Sisters of the Holy Names of Jesus and Mary, U.S.-Ontario Province and the co-filing shareholders set forth below1 (the “Proponents”), asking AOBC to adopt a comprehensive human rights policy, including a description of the processes AOBC will use to identify, assess, prevent and mitigate adverse human rights impacts.

AOBC misrepresents both the Proposal and the Proponents in its Statement in Opposition to the Proposal. Contrary to AOBC’s assertions, the Proposal is not incompatible with the Company’s business as a gun manufacturer. It would not require AOBC to assume unlimited liability for firearms misuse or to take any action or public position in opposition to the Second Amendment. Nor is the Proposal a stealth effort to ban private ownership of firearms. Instead, the Proposal urges that AOBC join leading companies that have adopted human rights policies and have committed to conducting human rights due diligence in order to minimize harm, manage risks and protect their social license to operate.

Summary of Arguments

1.	Human rights policies and due diligence are widely used by companies to reduce business risk and meet their responsibility to respect human rights.
2.	The Proposal is compatible with AOBC’s core business because it does not prescribe the principles AOBC should use to identify adverse human rights impacts or the actions AOBC should take.

1 Co-filers are Catholic Health Initiatives; Congregation of St. Joseph; Daughters of Charity, Province of St. Louise; Sisters of Bon Secours USA; Sisters of Providence, Mother Joseph Province; Sisters of St. Joseph of Carondelet – St. Louis Province; Sisters of the Holy Cross, Unitarian Universalist Congregation at Shelter Rock; and AOBC erroneously omitted these co-filers from its proxy statement, despite the fact that they submitted identical proposals and indicated an intention to co-file with each other in their cover letters, which suffices to establish co-filing relationships under SEC rules.

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3.	Human rights norms do not supersede national and state laws, so the Proposal would have no effect on AOBC’s legal liability for harms caused by the use of its products.
4.	The Proponents did not submit the Proposal with the goal of achieving a ban on private ownership of firearms, which would entail governmental rather than corporate action.

The Context: Growing Risks for Gun Manufacturers

The environment in which gun manufacturers operate is becoming riskier. As of September 1, 283 mass shootings had occurred in the U.S. in 2019, more than one per day.2 In an early August Politico poll, 73% of voters, including a majority of Republicans, said they supported stricter gun laws, an increase from 67% in spring 2018.3 Over a quarter of likely 2020 voters polled in July 2019 reported that their views on guns have changed in the past five years, with over three quarters of those moving toward favoring stronger gun laws.4

Large retailers continue to limit the kinds of guns and ammunition they will sell. [This week,] Walmart announced that it will no longer sell ammunition for assault-style weapons or handguns or allow open carry of weapons in its stores, following two August shootings in Walmart stores, including one in which 22 people were killed. Already, Walmart had increased the minimum age for gun and ammunition purchases to 21, following the Parkland mass shooting.5 The Parkland massacre also spurred Dick’s Sporting Goods to stop selling AR-15-style and other semiautomatic weapons, limit gun and ammunition sales to those 21 and over and press for gun control measures.6

Investors are pressing gun manufacturers to adopt more responsible practices to limit the harm caused by their products. Late last year, a coalition of 13 asset managers and public pension funds, including State Street, the California State Teachers Retirement System, and the Connecticut Retirement Plans and Trust Funds, issued “Principles for a Responsible Civilian Firearms Industry,”7 advocating, among other things, that gun manufacturers should “support, advance and integrate the development of technology designed to make civilian firearms safer, more secure and easier to trace.”8

2 Mass shootings are defined as those in which at least four people were killed, excluding the shooter. See https://www.cbsnews.com/news/mass-shootings-2019-more-mass-shootings-than-days-so-far-this-year/.

3 https://www.politico.com/story/2019/08/07/poll-most-voters-support-assault-weapons-ban-1452586

4 https://gqrr.app.box.com/s/uhyhyw8feuzp0cjh4hzlhuh6ba0ecryo

5 https://www.wsj.com/articles/walmart-to-stop-selling-ammunition-for-assault-style-weapons-11567530289

6 https://www.nytimes.com/2019/03/12/business/dicks-sporting-goods-stock-gun-control.html

7 https://www.pionline.com/article/20181114/ONLINE/181119921/investor-coalition-issues-principles-to-improve-firearms-industry

8 See http://www.firearmsprinciples.com/

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This scrutiny highlights the importance of comprehensively identifying and analyzing adverse human rights impacts related to AOBC’s business, as well as using a well-defined process to decide what measures to prevent or remedy such impacts are appropriate.

Human Rights Policies and Due Diligence

The Proposal is based on the U.N. Guiding Principles (“UNGPs”) on Business and Human Rights, a set of principles for states and companies to prevent, address and remedy human rights abuses in business operations. Many companies, including Microsoft, Hershey, Shell, Coca Cola and Adidas, have adopted human rights policies and undertaken human rights due diligence processes consistent with the UNGPs.

Human rights policies and due diligence processes should be tailored to fit a company’s activities, business relationships and operations. The UNGPs state that human rights due diligence “[w]ill vary in complexity with the size of the business enterprise, the risk of severe human rights impacts, and the nature and context of its operations.”9 This flexibility allows companies to prioritize areas of highest risk.

The Proposal is Compatible with AOBC’s Core Business

AOBC contends that the actions requested in the Proposal would conflict with private firearms ownership and thus be incompatible with AOBC’s core business as a gun manufacturer. AOBC asserts that the Proposal rejects the Second Amendment to the U.S. Constitution and asks the Company to take actions inconsistent with it, which the Company claims would “destroy its reputation with [its] consumers.”

The corporate obligation to respect human rights applies to all companies, regardless of their industry, and the Proponents believe that analyzing AOBC’s activities and operations through a human rights lens would allow AOBC to more effectively identify adverse impacts, manage risks and analyze possible responses. The Proposal does not reject the Second Amendment or prescribe specific norms for inclusion in the policy or specify the human rights due diligence processes AOBC should follow. The Proposal would thus not compel any particular substantive outcome, much less the cessation of its core business, as AOBC claims.

9 UNGPs, supra, Principle 17(b).

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The lethality of AOBC’s products does not preclude the Company from taking the steps requested in the Proposal, as shown by cigarette manufacturer Philip Morris International’s adoption of a human rights policy and human rights due diligence process. While recognizing that smoking “causes serious disease and is addictive,” Philip Morris’s human rights policy describes its efforts to consult with stakeholders, develop grievance mechanisms and prevent adverse impacts by developing less harmful products.10

The Proposal Would Not Impose Unlimited Liability on AOBC

AOBC urges that the Proposal would require AOBC to accept “unlimited financial and legal liability” for “the negative impact of guns on society.” That claim is meritless.

Human rights policies and due diligence are not intended to serve as elements of a liability framework by which companies are held accountable for past conduct.11 National and state laws, including those imposing liability for harms caused by products, operate separately from human rights obligations.12 Contrary to AOBC’s assertion, the Proposal would not require the Company to pay compensation for adverse impacts caused by its products or those manufactured by other companies. AOBC could choose to pay compensation to remedy impacts it caused, but could not be compelled to do so by virtue of having adopted a human rights policy and conducting due diligence.

The Proposal is Not a Disguised Effort to Achieve a Ban on Private Firearm Ownership

Finally, AOBC argues that the Proposal is a stalking horse for an effort to ban private ownership of firearms and accuses the Proponents of bad faith. The Statement in Opposition asserts, “Proponent’s attempt to couch this anti-gun agenda as a concern for ‘reputational risk’ or a risk related to our ‘long-term viability’ is dishonest and misleading.” AOBC urges that the Proponents submitted the Proposal “[p]urely to advance [their] political agenda.”

10 See “Philip Morris International: Our Commitment to Human Rights” (https://www.pmi.com/resources/docs/default-source/sustainability-reports-and-policies/pmi-commitment-to-human-rights.pdf?sfvrsn=43c091b5_2.).

11 See Radu Mares, “Human Rights Due Diligence and the Root Causes of Harm in Business Operations: A Textual and Contextual Analysis of the Guiding Principles on Business and Human Rights,” Northeastern University L. Rev. 10(1), 1-71, at 52 (2018) (UNGPs are “agnostic” on theories of liability) (http://lup.lub.lu.se/search/ws/files/49047261/2018_The_UNGPs_and_the_Root_Causes_of_Infringements.pdf).

12 See Office of the U.N. High Commissioner on Human Rights, “Guiding Principles on Business and Human Rights,” at 1, comment to Principle 11 (2011) (hereinafter, “UNGPs”) (https://www.ohchr.org/documents/publications/GuidingprinciplesBusinesshr_eN.pdf)

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A ban on private firearm ownership would require governmental, rather than corporate, action. Shareholder proposals, by definition, request corporate action, and the Proposal is no exception. It would be unreasonable, then, to think that the Proposal could somehow lead to a ban.

The Proponents’ proposal history belies the implication that the Proponents do not believe that a human rights policy and due diligence process are value enhancing for companies. One or more of the Proponents have filed shareholder proposals seeking a human rights policy or human rights due diligence at 17 companies in the past 18 years. These proposals have been submitted to companies in many different industries, including aerospace, extractive, correctional, telecommunications, food and consumer goods. This track record shows the Proponents’ commitment to advocating for human rights policies and due diligence and undermines AOBC’s attempt to question the Proponents’ credibility and motivations.

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY AOBC SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding American Outdoor Brands Corporation Item #4, please contact Judy Byron, OP, Northwest Coalition for Responsible Investment, (206) 223-1138 or jbyron@ipjc.org

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